Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

 March 31, 2021

To,

The Secretary

BSE Limited

National Stock Exchange of lndia Ltd.

New York Stock Exchange Inc.

NSE IFSC Limited

Dear Sir/ Madam,

Sub: Intimation under Regulation 30 read with Schedule III of SEBI (Listing Obligation and Disclosures Requirements) Regulations, 2015.

We would like to inform you that our investee entity i.e. ABCD Technologies LLP (to be renamed as IndoHealth Services LLP) has, through its wholly-owned entity DigiHealth Technologies LLP, acquired 66.02% ownership interest in AIOCD Pharmasofttech Awacs Private Limited (“AWACS”) though a combination of (i) direct purchase of 50% ownership interest in AWACS and (ii) indirect purchase of 16.02% ownership interest in AWACS through acquisition of 32.04% shareholding interest in Trikaal Mediinfotech Private Limited. It is also agreed to acquire the balance stake subject to fulfilment of certain terms and conditions.

The details required under the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are enclosed as Annexure – A.

This is for your information and record.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

ANNEXURE – A

Sr. No.	Particulars	Detail
a.	Name of the target entity, details in brief such as size, turnover etc.

(i)       Name of the Target Entities:

AIOCD Pharmasofttech Awacs Private Limited (“AWACS”).

Trikaal Mediinfortech Private Limited (“Trikaal”)

(ii)       Details of the Target Entities:

AWACS is engaged in the business of pharmaceutical data collection and market research.

Trikaal is 50% owner of AWACS and holds certain intellectual property in relation to AWACS’s business.

b.	Whether the acquisition would fall within related party transaction(s)and whether the promoter/promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is one at "arms length"	Not a related party transaction.
c.	Industry to which the entity being acquired belongs	Healthcare Services
d.	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line' of business of the listed entity)	A step by ABCD Technologies LLP (to be renamed as IndoHealth Services LLP) towards the initiative with an objective to facilitate, enable and promote efficiency and Good Distribution Practices (‘GDP’) including digitizing healthcare infrastructure in India, inter alia, in support of the National Digital Health Mission of Government of India (‘Business’). The acquisition is and will be done by its wholly owned entity DigiHealth Technologies LLP.
e.	Brief details of any governmental or regulatory approvals required for the acquisition	Not Applicable
f.	Indicative time period for completion of the acquisition

The acquisition of 66.02% of shareholding in AWACS (direct and indirect together) has been completed on 30th of March, 2021.

The acquisition of 33.44% of the shareholding in AWACS (indirect) is envisaged to be completed over the course of next few months subject to fulfilment of certain terms and conditions.

The remaining 0.54% of the shareholding in AWACS (indirect) is likely to be acquired after 05 years (FY: 2026-’27)

g.	Nature of consideration - whether cash consideration or share swap and details of the same	Cash Consideration payable by DigiHealth Technologies LLP
h.	Cost of acquisition or the price at which the shares are acquired	The cost of acquisition for the combined transaction of AWACS and Trikaal is approximately INR 75 crores for acquisition of 100% stake in AWACS and Trikaal (direct and indirect together).
i.	Percentage of shareholding / control acquired and / or number of shares acquired	Please refer to the response provided in point f above.
j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

(i)   About the entities:

AWACS is engaged in the business of pharmaceutical data collection and market research.

Trikaal is 50% owner of AWACS and holds certain intellectual property in relation to AWACS’s business.

(ii)  Date of Incorporation:

AWACS: September 21, 2007

Trikaal: January 03, 2007

(iii)  Turnover history of last 3 years:

AWACS:

2019-2020: Rs. 15,31,95,103

2018-2019: Rs. 16,15,30,697

2017-2018: Rs. 16,30,86,020

Trikaal:

2019-2020: Nil

2018-2019: Nil

2017-2018: Rs. 1,10,00,000

(iv)  Country: India